EXHIBIT 3.2

                              ARTICLES OF AMENDMENT
                                       TO
                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                           BANKATLANTIC BANCORP, INC.

         The Amended and Restated Articles of Incorporation of BANKATLANTIC BANCORP, INC., a Florida corporation (the "Corporation"), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act as follows:

         1. The introductory paragraph of Article III shall be deleted in its entirety and amended to read as follows:

                           ARTICLE III - CAPITAL STOCK

         The aggregate number of shares of capital stock which this Corporation shall have authority to issue is One Hundred Thirty Five Million (135,000,000) of which Ten Million (10,000,000) shall be preferred stock, par value $.01 per share, and of which One Hundred Twenty Five Million (125,000,000) shall be common stock, par value $.01 per share, consisting of Eighty Million (80,000,000) shares of a class designated "Class A Common Stock" and Forty Five Million (45,000,000) shares of a class designated "Class B Common Stock" (the Class A Common Stock and the Class B Common Stock are sometimes hereinafter referred to collectively as the "Common Stock"). The preferred stock may be divided into and issued in series by the Board of Directors as set forth below. The Board of Directors shall fix the consideration to be received for each share. Such consideration shall consist of any tangible or intangible property or benefit to this Corporation, including cash, promissory notes, services performed or securities of other corporations or entities and shall have a value, in the judgment of the Board of Directors, equivalent to or greater than the full par value of the shares. In the case of a stock dividend, that part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed to be the consideration for their issuance.


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         IN WITNESS WHEREOF, the undersigned hereby certifies that the foregoing
Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation were duly adopted and approved by the Board of Directors of the Corporation, and approved by the requisite holders of each of the Corporation's Class A Common Stock and Class B Common Stock, voting as separate groups, at a Special Meeting of Stockholders of the Corporation held on February 3, 1998. The number of votes cast for the amendment by the holders of the Class A Common
Stock and by the holders of the Class B Common Stock was in the case of each such voting group sufficient for approval.

                                                 BANKATLANTIC BANCORP, INC.

                                                 By:/s/ ALAN B. LEVAN
                                                    --------------------------
                                                        Alan B. Levan,
                                                        Chairman of the Board

Dated:  February 4, 1998

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